082-03470

[redacted]

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

14th August, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

98th Annual General Meeting of the Company

Further to our letter dated 27th July, 2009 on the subject, we now enclose a copy of the Minutes of the proceedings of the 98th Annual General Meeting of the Company held on 24th July, 2009, at Kolkata.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

MINUTES OF THE PROCEEDINGS OF THE NINETY-EIGHTH ANNUAL GENERAL MEETING OF THE MEMBERS OF ITC LIMITED HELD ON FRIDAY, 24TH JULY, 2009 AT 10.30 A.M. AT SCIENCE CITY, MAIN AUDITORIUM, JBS HALDANE AVENUE, KOLKATA 700 046

PRESENT

DIRECTORS	:	Mr. Y. C. Deveshwar (in the Chair)
		Mr. A. Baijal
		Dr. R. K. Kaul
		Mr. S. H. Khan
		Mr. S. B. Mathur
		Mr. D. K. Mehrotra
		Mr. H. G. Powell
		Mr. P. B. Ramanujam
		Dr. B. Sen
		Mr. A. Singh
		Mr. K. Vaidyanath
		Mr. B. Vijayaraghavan
COMPANY SECRETARY	:	Mr. B. B. Chatterjee

Life Insurance Corporation of India by its Representative	Mr. S. Dixit
The Specified Undertaking of the Unit Trust of India and UTI Mutual Fund by their Representative	Mr. A. K. Sen
General Insurance Corporation of India by its Proxy	Mr. S. N. Bhattacharjee

The New India Assurance Company Ltd.
by its Representative — Mr. K. P. Dash

The Oriental Insurance Company Ltd.
by its Representative — Mr. A. K. Bhattacharya

National Insurance Company Ltd.
by its Representative — Mr. S. N. Bhattacharjee

United India Insurance Co. Ltd.
by its Representative — Mr. K. L. Kunjilwar

IFCI Ltd.
by its Representative — Mr. B. K. Roy

IDBI Bank Ltd.
by its Representative — Mr. S. P. Chakraborty

Tobacco Manufacturers (India) Ltd.
by its Representative — Mr. H. G. Powell

Myddleton Investment Company Ltd.
by its Representative — Mr. H. G. Powell

Rothmans International Enterprises Ltd.
by its Representative — Mr. H. G. Powell

(Details of other Members and Proxies present at the Meeting - as per Annexure attached.)

1. Mr. Y. C. Deveshwar, Chairman of the Company, took the Chair and welcomed all those present to the 98th Annual General Meeting of the Company.

e

2. The business before the Meeting was taken up after having established that the requisite quorum was present.

3. The Chairman placed on record, on behalf of the Members, deep appreciation for the outstanding contribution made by Mr. S. S. H. Rehman, who retired from the Company as Executive Director with effect from close of business on 20th March, 2009, after 30 years of service.

4. The signed Auditors' Report on the Accounts of the Company for the financial year ended 31st March, 2009 and the Register of Directors' Shareholdings were placed before the Meeting as required under the Companies Act, 1956, and both remained open and accessible for inspection during the continuance of the Meeting.

5. The Certificate dated 22nd May, 2009 from Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, in respect of the Company's Employee Stock Option Schemes, was also placed before the Meeting in terms of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

6. The Chairman on the occasion of the 98th Annual General Meeting delivered his Speech on 'New Paradigm of Competitiveness – Positioning ITC for the Challenges of Tomorrow'. The Meeting applauded the Chairman's Address.

7. The Chairman shared the highlights of the unaudited financial results for the First Quarter ended 30th June, 2009, as approved by the Board of Directors of the Company the previous day. The Meeting applauded the excellent performance by the Company.

8. The Notice dated 22nd May, 2009 convening the 98th Annual General Meeting and the Report and Accounts for the financial year ended 31st March, 2009, circulated to Members as statutorily required, were taken as read with the consent of the Meeting.

9. Mr. M. S. Dharmadhikari, Senior Partner, Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, read the Auditors' Report dated 22nd May, 2009 on the Accounts of the Company for the financial year ended 31st March, 2009.

10. **RESOLUTION NO. 1 - ORDINARY RESOLUTION**

"Resolved that the Balance Sheet of the Company as at 31st March, 2009, the Profit and Loss Account of the Company for the financial year ended 31st March, 2009, together with the Schedules and Notes, as annexed thereto, the Auditors' Report to the Members dated 22nd May, 2009 and the Report of the Directors & Management Discussion and Analysis dated 22nd May, 2009, attached thereto, be and are hereby approved and adopted."

On the Resolution being proposed by Mr. S. K. Dutt and seconded by Mr. H. Kampani as an Ordinary Resolution, the Chairman enquired from the Members present if there were any clarifications required on the Report and Accounts of the Company. Amongst others, Messrs. B. C. Dalal, D. K. Chattoraj, A. N. Sein, S. Gattani, S. K. Sukhani and B. S. Srimal congratulated the Chairman, the Board of Directors and the Executive Management on the impressive performance of the Company for the financial year ended 31st March, 2009 despite the economic downturn. They appreciated the Annual Report, the higher dividend recommended for the year, the progress made in the Foods & Personal Care businesses and the quality of ITC FMCG products, the services rendered by the Investor Service Centre and the awards & accolades conferred upon the Company. They sought clarifications, inter alia, on the Report and Accounts, the various business segments, the subsidiary companies, derivative transactions, increased taxation on cigarettes and future plans of the Company. They requested the Board to consider bonus shares & special dividend next year, being the Company's centenary year. A few Members suggested that the Company should enter health care services and other newer sectors. The Members also conveyed their appreciation for the Company being carbon positive, water positive & solid waste recycling positive and for creating sustainable livelihoods in rural India.

The Chairman thanked the Members for their kind comments & suggestions and thereafter replied to the queries of the Members to their satisfaction.

The Resolution was thereafter put to vote and on a show of hands declared carried by overwhelming majority with one individual Member voting against the Resolution.

11. **RESOLUTION NO. 2 - ORDINARY RESOLUTION**

"Resolved that dividend at the rate of Rs. 3.70 (Rupees Three and Paise Seventy) per Ordinary Share, absorbing Rs. 1396,52,78,372/- (Rupees One Thousand Three Hundred Ninety Six Crores Fifty Two Lakhs Seventy Eight Thousand Three Hundred and Seventy Two), to be rounded off by such sum as may be required, be and is hereby declared on 377,43,99,560 (Three Hundred Seventy Seven Crores Forty Three Lakhs Ninety Nine Thousand Five Hundred and Sixty), fully paid Ordinary Shares of Re.1/- (Rupee One) each, out of the net profits of the Company for the financial year ended 31st March, 2009, to be paid on or after 27th July, 2009 to those Members entitled thereto and whose names appear on the Register of Members of the Company on 24th July, 2009, or to their mandatees, and to the beneficial owners as on 14th July, 2009 as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of dematerialised shares."

The Resolution was proposed by Mr. D. K. Dutta and seconded by Mr. A. K. Sil as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

12. **RESOLUTION NO. 3 - ORDINARY RESOLUTION**

"Resolved that Mr. Anup Singh who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was proposed by Mr. B. Chakraborty and seconded by Mr. M. Dutta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by overwhelming majority with one individual Member voting against the Resolution.

13. **RESOLUTION NO. 4 - ORDINARY RESOLUTION**

"Resolved that Mr. Krishnamoorthy Vaidyanath who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was proposed by Mr. A. Ray and seconded by Mr. S. P. Ghosh as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by overwhelming majority with one individual Member voting against the Resolution.

14. **RESOLUTION NO. 5 - ORDINARY RESOLUTION**

"Resolved that Mr. Serajul Haq Khan who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was proposed by Mr. S. Krishna Kumar Nair and seconded by Mr. B. C. Dalal as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

15. **RESOLUTION NO. 6 - ORDINARY RESOLUTION**

"Resolved that Mr. Anil Baijal who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was proposed by Mr. A. N. Sein and seconded by Mr. M. K. Gupta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by overwhelming majority with one individual Member voting against the Resolution.

16. **RESOLUTION NO. 7 - SPECIAL RESOLUTION**

"Resolved that Messrs. Deloitte Haskins & Sells, Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 135,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

The Resolution was proposed by Mr. P. S. Phatak and seconded by Mr. P. K. Dutt as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried by overwhelming majority with one individual Member voting against the Resolution.

17. **RESOLUTION NO. 8 - ORDINARY RESOLUTION**

"Resolved that Mr. Anthony Ruys be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was proposed by Mr. R. N. Roy and seconded by Mr. M. K. Bhattacharyya as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by overwhelming majority with one individual Member voting against the Resolution.

18. The business before the 98th Annual General Meeting of the Company having been transacted, the Chairman thanked all those present and declared the Meeting as concluded.

Date: 13th Aug., 2009.

CHAIRMAN

ANNEXURE - LIST OF MEMBERS WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY,2009.

NAME OF MEMBER	NAME OF MEMBER
ACHARYA JYOTIRMAY	ADHIKARI SAILEN
ADHIKARY SUKDEV	ADHYA BISWANATH
ADHYA TARAKNATH	AGARWAL BAJRANG LAL
AGARWAL GIRIJA SHANKER	AGARWAL KAMAL KUMAR
AGARWALA DEOKI NANDAN	AGARWALA SAMARANAND
AGRAWAL OM PRAKASH	AHLUWALIA NEENA
AHMED SHEIKH WALI	AICH RAJARSHE
ALI ASIFAR	ANAND PANNIKOT JANARDANAN
ANTONY MAUREEN	ARYA SARALA V
ASHOK D	AUDDY ASHOKE KUMAR
AUDDY MOHAN LAL	AWASTHI JAYANT
BAG GHANASHYAM	BAI C R SUNDARI
BAI C R SUNDARI	BASU SHILA
BASAK BAPI	BASAK CHIRANJIT
BASAK SUMITA	BASU SUBIR KUMAR
BAID SAMPAT MAL	BAKSHI DEBRAJ
BALAKRISHNAN S	BANDAPADHYAY PRADIP
BANDYOPADHYAY MITRA	BANDYOPADHYAY RATNA
BANERJEE MANISHA	BANERJEE SUBHATOSH
BANERJEE AJIT	BANERJEE AMIT KUMAR
BANERJEE ANANTA KUMAR	BANERJEE ANIMESH
BANERJEE BHASKAR	BANERJEE DEBIKA RANI
BANERJEE DILIP	BANERJEE DILIP KUMAR
BANERJEE JAIDEEP	BANERJEE MADAN GOPAL
BANERJEE MAHENDRALAL	BANERJEE MANIK
BANERJEE MANOJ KUMAR	BANERJEE MANU
BANERJEE NARAYAN	BANERJEE PRASANTA
BANERJEE PRODIP KUMAR	BANERJEE PRODIP KUMAR
BANERJEE RAMA	BANERJEE SAMIRENDRA NATH
BANERJEE SHIBA PRASAD	BANERJEE UTTAM
BANERJI SUSANTA KUMAR	BANIK PRAN GOPAL
BAPOOJI DARAYAS J	BARAL AJAY KUMAR
BARDHAN NIKHIL RANJAN	BARDIA JAI SHREE
BARDIA MAMTA	BARUI JAYANTA KUMAR
BARWANI RUPA G	BAI C R SUNDARI
BAI C R SUNDARI	BASAK KASHI NATH
BASAK SAMINDRA NATH	BASAK SAMINDRA NATH
BASAK SHYAM KRISHNA	BASAK SHYAM KRISHNA
BASAK SHYAM KRISHNA	BAI C R SUNDARI
BASU ASHOK KUMAR	BASU BIJOYA
BASU DEBABRATA	BASU DIPAK K
BASU DWIPAK KUMAR	BASU DWIPAK KUMAR
BASU MITRA	BASU RATINDRA NATH
BASU SHEKHAR	BASU SHILA
BAI C R SUNDARI	BASU SHILA
BASU SHOMI	BAI C R SUNDARI
BATABYAL MILAN KUMAR	BEGWANI DIPAK
BERA SANDIP KUMAR	BHADRA RATAN KUMAR
BHAKAT NIRMAL	BHAR RABINDRA NATH
BHARGAVA MUNISH CHANDRA	BHATAK JIBAN KUMAR
BHATTACHARJEE BINATA	BHATTACHARJEE NANDITA
BHATTACHARJEE PRASANTA KUMAR	BHATTACHARYA ATRIYA
BHATTACHARYA BASABI	BHATTACHARYA SNEHAMAY
BHATTACHARYA SOMA	BHATTACHARYA UJJAL
BHATTACHARYYA MRINAL KANTI	BHAWSINGHKA ARUN KUMAR
BHAWSINGHKA ARUN KUMAR	BHAWSINGHKA ARUN KUMAR

LIST OF MEMBERS WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY,2009.

NAME OF MEMBER	NAME OF MEMBER
BHOWMIK ARCHANA PRASAD	BHOWMIK SAMBHU
BINANI GOVIND DEVI	BISWAS MIHIR KAMAR DAS
BISWAS MITA	BISWAS PRITISH KUMAR
BISWAS RANJIT CHANDRA	BISWAS SABITA
BISWAS SABITA	BISWAS SAKTI PRASAD
BISWAS SMITA	BISWAS CHITRA
BISWAS SUDIPTO	BISWAS SUKUMAR
BISWAS SWAPAN KUMAR	BISWAS UDAY CHAND
BORAL SHANKAR LALL	BORAL TARUN KUMAR
BOSE ARUN	BOSE ARUN KUMAR
BOSE GOUTAM	BOSE RAJYASREE
BOSE SAMPA	BOSE SANTANU
BOSE SHOUNAK	BOSE SHOUNAK
BOSE SIKHA	BOSE SUBRATA
BOTHRA BIMALA DEVI	BOTHRA MOHIT
BRAHMA JAYDIP	BRAHMACHARI PURNABRATA
BUBNA MOHAN KUMAR	BUBNA MR MAHESH KUMAR
CHAKRABARTY SUJIT	CHAKRABORTY APURBA
CHAKRABORTY ARUNESH	CHAKRABORTY BIMAL
CHAKRABORTY KRISHNA GOPAL	CHAKRABORTY SHYAMAL
CHAKRABORTY SNIGDHA	CHAKRABORTY SWAPAN
CHAKRABORTY TAPAN MOHAN	CHAKRAVARTI BIMALENDU
CHANDRA PRODYUT KUMAR	CHANDRA RUP NARAYAN
CHANDRA TAPASH	CHATTERJEE AMAL KUMAR
CHATTERJEE ARUP KUMAR	CHATTERJEE BALAI CHAND
CHATTERJEE BIMAN	CHATTERJEE BISHAN KUMAR
CHATTERJEE BISWA BEHARI	CHATTERJEE BISWA BEHARI
CHATTERJEE DILIP	CHATTERJEE KINSUK KUMAR
CHATTERJEE MRINAL KANTI	CHATTERJEE PARTHA
CHATTERJEE PARTHA	CHATTERJEE PROBUDDHANATH
CHATTERJEE RINA	CHATTERJEE SAMIRAN
CHATTERJEE SANJAY	CHATTERJEE SANJOY
CHATTERJEE SHIB NATH	CHATTERJEE SHYAMAL KUMAR
CHATTERJEE SHYAMAL KUMAR	CHATTERJEE SHYAMALI
CHATTERJEE SOUMITRA	CHATTERJEE SUNIL KUMAR
CHATTERJEE SUNIL KUMAR	CHATTERJEE SUNIL KUMAR
CHATTOPADHYA ASHOKE KUMAR	CHATTOPADHYAY PRADIP KUMAR
CHATTORAJ DEB KUMAR	CHATURVEDI GEETANJALI
CHATURVEDI SATYA PRAKASH	CHAUDHURI SALIL KUMAR
CHAUDHURI SONA	CHAUDHURI SUBRATA
CHAUDHURY DINESH CHANDRA	CHAUDHURY SMARAN RAY
CHOUDHARY RAMJI LAL	CHOUDHURY DEBAJIT
CHOUDHURY DHRUBA JYOTI	CHOUDHURY MUKUL
CHOUDHURY SIBNATH	CHOUDHURY SOMEN
CHOWDHURI SUBRATA	CHOWDHURY DHRUBAJYOTI
CHOWDHURY PRASENJIT KUNDU	CHOWDHURY RITUPARNA ROY
CHOWDHURY TAPAN GHOSH ROY	DAGA JUGAL KISHORE
DAGA JYOTI	DAGA JYOTI
DALAL BHANUBHAI CHHABILDAS	DAMANI RAJ KUMAR
DAMMANI ASHOK KUMAR	DAN NIKHIL KUMAR
DAN SANDHYA	DAS AJIT
DAS AJOY KUMAR	DAS ALOKE RANJAN
DAS AMAL CHANDRA	DAS ARUN KUMAR
DAS ASHIM KUMAR	DAS BADRI NARAYAN
DAS BIKASH RANJAN	DAS BIRESH
DAS DEB PRASAD	DAS DIBYENDU

LIST OF MEMBERS WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY,2009.

NAME OF MEMBER	NAME OF MEMBER
DAS DILIP KUMAR	DAS DILIP KUMAR
DAS DIPU	DAS ESHITA
DAS GOBINDA CHANDRA	DAS JAGADISH CHANDRA
DAS KALI PADA	DAS KALIPADA
DAS KALPANA	DAS KALYAN KUMAR
DAS KALYAN KUMAR	DAS KANCHAN KUMAR
DAS LIPI	DAS MAHASWETA
DAS MAHASWETA	DAS MALAY KUMAR
DAS MALAY KUMAR	DAS MANASH KUMAR
DAS MITA	DAS PRADIP KUMAR
DAS PRANAB KUMAR	DAS SABITA
DAS SANJAY KUMAR	DAS SANJIT KUMAR
DAS SANJIT KUMAR	DAS SANKAR KUMAR
DAS SASANKA SEKHAR	DAS SATYA NARAYAN
DAS SATYA NARAYAN	DAS TAPAS
DAS SWAPAN KUMAR	DASS RAJIB
DATTA SAKTIPADA	DATTAGUPTA TRIDIB
DAS SAURAV	DAS SHYAMAL KUMAR
DAS SOUMOJIT	DAS SOUMYA KANTI
DAS SUBHRA	DAS SATYA NARAYAN
DAS SATYA NARAYAN	DAS UMESH CHANDRA
DASANI KALPESH G	DASGUPTA ARUNDHATI
DASGUPTA PRADIPTA	DASGUPTA PRITINDU
DASGUPTA SAMIR KUMAR	DASGUPTA SASANKA BIJOY
DAS SATYA NARAYAN	DATTA ASHESH
DATTA KUMAR SHANKAR	DAS SATYA NARAYAN
DATTA SAMAR KUMAR	DATTA SUBIR
DAS SATYA NARAYAN	DAW GOPINATH
DE ALOK NATH	DE ARINDRA KUMAR
DE ASIS KUMAR	DE BENOY KRISHNA
DE DIPAK KUMAR	DE DR DEEPESH NARAYAN
DE JOYDEB	DE MIRA
DE PRABAL KUMAR	DE PRAKASH KUMAR
DE SAMIR BARAN	DE SUBRATA
DE SUPARNA	DEB RAI MOHON
DEBI PURNIMA	DEBNATH KALLOL
DESSA DOROTHY	DEVALLA VENKATESHWARLU
DEVESHWAR BHARTI	DEVESHWAR YOGESH CHANDER
DEVESHWAR YOGESH CHANDER	DEVI MIRA RANI
DEY BIPLAB KANTI	DEY BAIDYANATH
DEY CHANDI CHARON	DEY DILIP KUMAR
DEY JHARNA RANI	DEY MANAS KUMAR
DEY PRADIP KUMAR	DEY RANJIT KUMAR
DEY SANDIP KUMAR	DEY SANDIP KUMAR
DEY SOUMENDRA	DEY SUBHASH CHANDRA
DEY SUBODH KUMAR	DEY TAPAN KUMAR
DEY TAPAN KUMAR	DOSHI KISHOR CHHOTALAL
DHAR ARUNA	DHAR PRABHAT RANJAN
DHAR RATAN KUMAR	DHAR SUJOY KUMAR
DOSHI KISHOR CHHOTALAL	DEY SUMAN
DUTTA CHINMOY	DUBEY JITENDRA KUMAR
DUTT PRASANTA KUMAR	DUTT S K
DUTT SUSANTA KUMAR	DUTTA AMIYA NATH
DUTTA ANJALI	DUTTA BIJIT KUMAR
DOSHI KISHOR CHHOTALAL	DUTTA DILIP KUMAR
DUTTA DIPAK KUMAR	DUTTA DIPAK KUMAR

LIST OF MEMBERS WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY,2009.

NAME OF MEMBER	NAME OF MEMBER
DUTTA MALA	DUTTA MANIS
DUTTA MANIS	DUTTA SUBRATA
DUTTABANIK NITYAGOPAL	DUTTA UJJAL KUMAR
DUTTA PRATIMA	DUTTA SABUJ KANTI
DUTTA SAMIRENDU	DUTTA SANTI RAM
DUTTA MANIS	DUTTA SUDIPTA
DUTTA SUSANTA KUMAR	DUTTA MANISH
DUTTA MANISH	DUTTABANIK SUBAL CHANDRA
DWARKANI SURAJ RATAN	DWARKANI SURAJRATAN
FARUQUE MOHAMMAD	GANESAN LAKSHMI
GANGULI ASHISH KUMAR	GANGULY ANIRUDDHA
GANGULY BIMALENDU	GANGULY DHIRA
GANGULY JHUNU	GANGULY JHUNU
GANGULY NILAY KUMAR	GANGULY SANJOY
GATTANI ANUSREE	GATTANI SARBANANDA
GHOSAL SUDHAMOY	GHOSAL TUNAL KUMAR
GHOSE CHANDREYEE	GHOSE NARAYAN CHANDRA
GHOSE PROBIR KUMAR	GHOSE SWAPAN KUMAR
GHOSE SWAPAN KUMAR	GHOSH AMALENDU
GHOSH AMIYA KANTI	GHOSH BEENA
GHOSH DULAL CHANDRA	GHOSH GOUTAM
GHOSH ILA	GHOSH MADAN MOHAN
GHOSH MEENA	GHOSH MITA
GHOSH MITA	GHOSH MITA
GHOSH MITA	GHOSH MR MANORANJAN
GHOSH PRABIR	GHOSH PRADIP KUMAR
GHOSH PRITYMOY	GHOSH PRODIP
GHOSH SADHANA	GHOSH SAKTI PRASAD
GHOSH SALIL KUMAR	GHOSH SAMIRAN
GHOSH SANKAR KUMAR	GHOSH SOUMYA
GHOSH SUBIR KUMAR	GHOSH SUDIP KUMAR
GHOSH SUDIP KUMAR	GHOSH SUSMITA
GHOSH TAPO GOPAL	GHOSH TULTUL
GHOSH TULTUL	GOENKA ANUP KUMAR
GOSALIA JAI	GOSWAMI DIPENDRA NATH
GOSWAMI JOYDEB	GOSWAMI MANAS KUMAR
GRANT KURUSH NOSHIR	GUHA DIGESH CHANDRA
GUHA DULAL KRISHNA	GUHA NITIN
GUHA SANJIB KUMAR	GUHA SUMITRO
GUIN AJIT KUMAR	GUIN DEBASHIS
GUPTA AKHILESH KUMAR	GUPTA AMAL KUMAR
GUPTA ANITA DAS	GUPTA ANURAG
GUPTA ARINDAM DAS	GUPTA ASHITAVA DUTTA
GUPTA CHANDRA KANTA	GUPTA DEBASISH
GUPTA MAMATA DAS	GUPTA MANOJ KUMAR
GUPTA PALLAV	GUPTA PALLAV
GUPTA SANTANU DAS	GUPTA SIMA
GUPTA SUMAYA	GUPTA TAMAL KUMAR DAS
GUPTA TRIDIB DATTA	GUPTA VINOD KUMAR
HAJRA DEBENDRA NATH	HALDAR ARUNAVA
HALDER BHASKAR JYOTI	HALDER SUKLA
HAZRA SUBRATA	HOSSAIN ABID
HUF BIJNAN SINGH ASHISH	IYER RAJU V
JAIN SUNIL KUMAR	JAMAL MD YOUSUF
JANA SAMIR BARAN	JHA DINESH RAM
JHUNJHUNWALA BIMAL KUMAR	JHUNJHUNWALA SUDHA

LIST OF MEMBERS WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY,2009.

NAME OF MEMBER	NAME OF MEMBER
KAHALI AMITABHA	KAKRANIA AJOY KUMAR
KAMILA PURANJAN	KAMPANI HEMAL
KAMPANI PRITHEEPAUL SINGH	KAPOOR SANJAY KUMAR
KAPOOR VINOD	KAPUR SATISH
KAR MINATI RANI	KAR MINATI RANI
KAR PRABIR	KAR SANKAR PRASAD
KAR SANKAR PRASAD	KARMAKAR ASHOK
KARMAKAR PARTHAPRATIM	KARMAKAR SUBRATA
KATHURIA AMRIT LAL	KEJRIWAL OM PRAKASH
KHAN DEBAL KUMAR	KHILANI JAIDEV KUMAR
KOTHARY BIR KUMAR	KOTHARY BIR KUMAR
KUMAR ANIL	KUMAR ABHIJIT
KUMAR BIPRA DAS	KUMAR NAVIN
KUMAR NEETA	KUNDAGRAMI NIRMAL KUMAR
KUNDU BANKU BEHARI	KUNDU RITAMBHARA
KUNDU SUKUMAR	KUNDU UTPAL BIKASH
LAHA DEBJANI	LAHA DEBOJIT KUMAR
LAHA DEBOJIT KUMAR	LAHA MOITRI
LAHA TILOKE CHAND	LAHOTY RAM KUMAR
LALA TIMIR KANTI	LAW ALOKE KUMAR
LAW GOLOCK BEHARI	LAW SUDHANGSU KUMAR
LAW SUDHANGSU KUMAR	LODHA RAM LAL
M ANANTHA PADMANABHAN L	MADIA KETAN SHANTILAL
MAHAWAR SHREE KANT	MAITRA SUDHAMOY
MAITY ASHIM KUMAR	MAITY TUSHAR SUBHRA
MAJUMDAR AJIT RANJAN	MAJUMDAR PULAK
MAJUMDAR RANAJIT KUMAR	MAJUMDER ANANTA KUMAR
MAJUMDER ANIMESH CHANDRA	MAJUMDER CHHAYA
MAJUMDER DHIRENDRA NATH	MAJUMDER HIRALAL
MAJUMDER KALYANI	MAJUMDER MANJUSREE
MALLICK DULAL CH	MALLICK DULAL CHAND
MALLICK SHABBAR IMAM	MALLICK TULSI
MALLIK PRABHAT KUMAR	MANDAL ASIT KUMAR
MANDAL SANTANU	MANEK PRABHUDAS NARSI
MATHUR SUNIL BEHARI	MAZUMDAR PARBATI GHOSH
MAZUMDAR RAMENDU GHOSH	MAZUMDER JNANENDRA NATH
MAZUMDER MINA	MAZUMDER SUBHRA KR
MEHRA MUKESH	MEHRA MUKESH
MEHRA RAMESH DAS	MEHRA SUDHA
MEHROTRA PRAVIN	MEHTA RAJESH
MISRA RAJENDRA	MITRA ANIL KUMAR
MITRA ANIL KUMAR	MITRA ANIRBAN
MITRA ANUPAM	MITRA BHUPAL CHANDRA
MITRA INDRANEEL	MITRA JAHAR LAL
MITRA JAYANTA	MITRA JAYANTA
MITRA PRATANU KUMAR	MITRA PRATANU KUMAR
MITRA RITA	MITRA SANDIP
MITRA SUBHADEEP	MITRA SUBRATA KUMAR
MITRA TARIT KANTI	MOOKERJI LORRAINE
MOOKHERJEE SANTOSH	MOZUMDAR MANICK CHANDRA
MUKERJEE ANANDA MOHON	MUKERJEE ANANDA MOHON
MUKHERJEE AJOY KUMAR	MUKHERJEE AMIT
MUKHERJEE ANIMESH	MUKHERJEE ARUP
MUKHERJEE ASHIS	MUKHERJEE BIJOY
MUKHERJEE BISWANATH	MUKHERJEE MANJUSREE

LIST OF MEMBERS WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY,2009.

NAME OF MEMBER	NAME OF MEMBER
MUKHERJEE MIHIR	MUKHERJEE MIHIR
MUKHERJEE NIRANJAN	MUKHERJEE PROJESH KUMAR
MUKHERJEE RAMA NATH	MUKHERJEE RUPA
MUKHERJEE SANTANU	MUKHERJEE SATHI
MUKHERJEE SHRI SALIL	MUKHERJEE SOUMEN
MUKHERJEE SUSANTA	MUKHERJEE SWATI
MUKHERRJEE BHOLA NATH	MULLICK BISHNU DEB
MULLICK GOUTAM	MULLICK NAYEEM ISLAM
MULLICK SANAT KUMAR	MULLICK SWADHIN KUMAR
MULLICK TAPAS KUMAR	NAG ARNAB KUMAR
NAG BIVASH	NAG SISIR KUMAR
NAHA AJOY KUMAR	NAIR P RAVINDRAN
NAIR S KRISHNA KUMAR	NARAYANAN T S SANKARA
NAN ARUN KUMAR	NAN ARUN KUMAR
NANDAN ALOKE KUMAR	NANDI APARAJITA
NANDI PRADIP KR	NANDI RAJ KUMAR
NANDY GITA	NANDY NRISINHA PROSAD
NANDY SWAPAN	NARAYANAN P S
NARAYANAN T S SANKARA	NARAYANAN T S SANKARA
NAYAK ANAND	NAYAK JAGABANDHU
NEOGY RANAJIT KUMAR	NAN ARUN KUMAR
NERURKAR ABHAY VASANT	PAL BIMAN
PAL BIPRO DAS	PAL GOURANGA CHANDRA
PAL JOY KUMAR	PAL MANISHA
PAL PRABIR KUMAR	PAUL RAMESH CHANDRA
PAL PRATIMA	PAL RANJIT KUMAR
PAL SANAT KUMAR	PAL SANTI RANJAN
PAL SIDDHARTHA	PAL SUSMITA
PAUL RAMESH CHANDRA	PANDA ABHIJIT
PANDEY CHANDESHWAR	PARCHANI BHARAT
PAREKH RAJENDRA	PARIKH URMILA SURYAKANT
PARIKH URMILA SURYAKANT	PATEL RAKESH N
PATODIA BIMAL KUMAR	PATRA PROBIR KUMAR
PATWARI ANKIT	PAUL GANESH CHANDRA
PAUL GANESH CHANDRA	PAUL AMIT
PAUL ASHIS KUMAR	PAUL BIDYUT MALA
PAUL GANESH CHANDRA	PAUL JAYANTI
PAL SWAPAN KUMAR	PAL PRADIP KUMAR
PAUL RAMESH CHANDRA	PAUL SANTOSH
PAUL SIB SANKAR	PAUL SUMIL KUMAR
PAUL SUMIL KUMAR	PAUL SUNIL KUMAR
PHATAK PRAKASH SADASHIV	PODDAR GAURI SHANKER
PODDAR RAGHU NATH	PODDAR RAJESH
PODDAR RAJESH	PODDER NITYA GOPAL
PODDER SUKHLAL	PRABHAKAR ARUNA
PRABHAKAR SHAILAJA	PRAMANICK SUPRIYA
PRAMANICK SUPRIYA	PRASAD ANJALI
PRASAD SHAILENDRA	PYNE SAHADEB
RAHA DEBAKI RANJAN	RAHMAN RAZAUR
RAISURANA DEBASISH	RAJAH VERONICA IRENE
RAKSHIT RADHIKA MOHAN	RAMAGOPALAKRISHNAN H LAKSHMINARAYANAPURAM
RAO S V PRABHAKARA	RAO S V PRABHAKARA
RAO SHANTHA P	RAY ALAKH RANA
RAY AMITABHA	RAY ANINDYA
RAY DIPANKAR	RAY JAYANTA KUMAR

LIST OF MEMBERS WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY,2009.

NAME OF MEMBER	NAME OF MEMBER
RAY KRISHNENDU	RAY PRADIP KUMAR
RAY RABINDRA KUMAR	RAY SHYAM SUNDAR
RAY SUDESNA	RICHARD ELIZABETH
ROY PARAMITA	ROY AJOY
ROY ALOKE KUMAR	ROY AMARESH KUMAR
ROY ANITA	ROY BARUN KUMAR
ROY DEBASISH	ROY DEBASISH
ROY DILIP KUMAR	ROY INDRA NATH
ROY JOYOTI	ROY MALAY
ROY MINAKSHEY	ROY NABAGOPAL
ROY NABAGOPAL	ROY NIRMAL CHANDRA
ROY PANKAJ KUMAR	ROY PIJUSH KANTI
ROY PIJUSH KANTI	ROY PRABIR KUMAR
ROY RABINDRA NATH	ROY SAJAL KUMAR
ROY SARBANI	ROY SISIR
ROY SOURISH	ROY SUPRIYO
ROY TAPAN KUMAR	ROY TAPAN KUMAR
ROY TRIPTI SHEKHAR DUTT	ROY GOBINDO DAS
ROYCHOUDHURI SUBHENDU	ROYCHOWDHURY GOPA
ROYCHOWDHURY PIJUSH	ROYCHWODHARY AVIJIT
RUDRA RAJAT	RUNGTA SAURABH
SADHUKHAN ASHOK KUMAR	SADHUKHAN GAUTAM
SADHUKHAN SUBIR	SADHUKHAN SUJIT
SAEED DANISH	SAHA MONO RANJAN
SAHA ACHINTYA KUMAR	SAHA ADHIR CHANDRA
SAHA ARUN KUMAR	SAHA ASOK KUMAR
SAHA BASABI	SAHA BHASKAR
SAHA BIBEK	SAHA BIBEK
SAHA DILIP	SAHA DILIP KUMAR
SAHA GOPAL CHANDRA	SAHA GOUR PADA
SAHA GOURANGA LAL	SAHA INDRA MOHAN
SAHA JAYANTA KUMAR	SAHA KAMAL
SAHA KOUSHIK	SAHA LAKSHMI NARAYAN
SAHA LALI	SAHA MAMATA
SAHA MANORANJAN	SAHA TAPATI
SAHA SAMIR KUMAR	SAHA MURALI MOHAN
SAHA NETAI	SAHA PIJUSH KUMAR
SAHA PRABIR KUMAR	SAHA PRABIR KUMAR
SAHA PUTUL RANI	SAHA RAGHU NATH
SAHA RAJA GOPAL	SAHA RAJA GOPAL
SAHA RANJAN	SAHA SAMIR KUMAR
SAHA MONORANJAN	SAHA SANJIB
SAHA SHEFALI	SAHA SOMA
SAHA SUBRATA	SAHA SUBRATA
SAHA SUJIT	SAHA SURESH CHANDRA
SAHA SURESH CHANDRA	SAHA TAPASH RANJAN
SAHA TAPATI	SAHA MANORANJAN
SAHOO SRIKRISHNA	SAMADDAR CHINMAY
SAMANTA AJOY KUMAR	SAMANTA DURGA
SAMANTA SAMBHU NATH	SAMANTA SANJAY
SANGHVI KIRTI	SANKARANARAYANAN T S
SANPUI SHYAMAL KANTI	SANYAL SHYAMOLI
SARAOGI SHANKAR LAL	SARDA ALKA
SARDAR ARDHENDU SEKHAR	SARDAR ARDHENDU SEKHAR
SARKAR AMAL KUMAR	SARKAR ANAL KANTI
SARKAR ANJALI	SARKAR DEBABRATA

2

LIST OF MEMBERS WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY,2009.

NAME OF MEMBER	NAME OF MEMBER
SARKAR HIRAK	SARKAR HIRENDRA LAL
SARKAR JAYA	SARKAR JAYA
SARKAR PRABIR KUMAR	SARKAR RATHINDRA NATH
SARKAR SHYAMA PROSAD	SARKAR SUDIPTO
SARKAR SUJIT KUMAR	SARKAR SUJIT KUMAR
SARKAR SUMAN	SARKAR TAPAS KUMAR
SARKER SUSHIL KUMAR	SASMAL SOVAN
SASMAL SUDHIR CHANDRA	SEAL BIDYUT KR
SEAL BISWA NATH	SEIN AMIYA NATH
SEN AMITAVA	SEN ASISH KUMAR
SEN BASUDEB	SEN BASUDEB
SEN DIPEN KUMAR	SEN KALYAN KUMAR
SEN NIHAR KUMAR	SEN PABITRA RANJAN
SEN SAMAR	SEN SAMIR KUMAR
SEN SUSANTA	SEN SUSHIL KUMAR
SEN UTTAM KUMAR	SENGUPTA JYOTIRMAY
SENGUPTA JYOTIRMAY	SENGUPTA KALYAN
SENGUPTA RANJIT	SENGUPTA SUSANTA
SETH DEVABRATA	SETT BIMALENDU
SETT SHOMENATH	SETT SUDIPTA
SHAH MD NASIRUDDIN	SHAH NALIN S
SHAH PRATIK	SHAH RAJESH
SHAH RAMAWATAR	SHAHA ARUP KUMAR
SHARMA RADHE SHYAM	SHARMA ASHA
SHARMA GIRDHARI LAL	SHARMA MANIK CHAND
SHARMA MAYA	SHOME SHUBHASHISH
SHUKLA KRISHNA MOHAN	SIKDAR APARNA
SIKDAR PIJUSH PATI	SIL ASOK KUMAR
SIL SAMIR KUMAR	SIL TARUN KANTI
SIL TARUN KANTI	SINGHI RAJENDRA KUMAR
SINGH ANUP	SINGH BRIJBHAN
SINGHI RAJENDRA KUMAR	SINGH LINDA
SINGH LOKE NATH	SINGH RASHIME
SINGHANIA LAXMI KANT	SINGHI RAJENDRA KUMAR
SINGHI RAJENDRA KUMAR	SINGH AJOY KUMAR
SINGH LAISHRAM BUDDHA	SINHA BIJAN
SINHA JAYASREE	SINHA NIRMAL CHANDRA
SINHA PALLAB KANTI	SINHA PARTHA SARATHI
SINHA PRABIR	SINHA SAMBIT NATH
SINHA SANJAY	SOMANI KAMAL KUMAR
SRIMAL BIJNAN SINGH	SUD RAJIV NARAYAN
SUKHANI SUSHIL KUMAR	SULE SANDEEP ARUN
SUR SANKAR NARAYAN	SURESH KARANAM NARASIMHA
SURI RAJEEV KUMAR	SURI RAJEEV KUMAR
SURI RAMESH CHANDER	SURI USHA
SUR NILANJAN	TARAN SUDAM CHANDRA
THAKUR SUBHAS MOHAN	THAKUR SUBHAS MOHAN
TIWARI ANKUSH	TYAGI SHAILENDER
VAIDYANATH K	VARDHAN VIVASH
VENKATARAMAN V	VIJAY AMIT
VIJAYARAGHAVAN B	WADADAR BINOY BHUSHAN
WADHWA SANDEEP	YAHYA MOHAMAD

e

ANNEXURE - LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
A VYASA MURTHY SIDHANTHI	DAS MITHO
A VYASA MURTY SIDDHANTI	DAS KISHOR
ADAK SONALI	ADAK AMALENDU
ADAMS ANN	DEVESHWAR Y C
ADHIKARI SANGITA	PAUL JUTHIKA
AGARWAL AJEET KR	DEVESHWAR Y C
AGARWAL AKHILESH KUMAR	DEVESHWAR Y C
AGARWAL ANIL KUMAR	CHAUBEY S K
AGARWAL ANIL KUMAR	SINGH BINOD
AGARWAL GHAN SHYAM	DEVESHWAR Y C
AGARWAL MUKESH KUMAR	CHAUBEY S K
AGARWAL PRAMILA	DEVESHWAR Y C
AGARWAL SANGITA	SINGH AMLESH
AGARWAL YASHAS PATI	DEVESHWAR Y C
AGARWALA GOKUL	AGARWALA RADHESYAM
AGARWALA LALITA	SOMANI PRAVEEN
AGARWALA URMILA DEVI	AGARWALA RADHESYAM
AGARWALLA KAVITA	BERIYA SANJAY
AGARWALLA PUSPA	DEVESHWAR Y C
AGARWALLA SHYAM LAL	DEVESHWAR Y C
AGGARWAL MANISHA	BAG PRANAB
AGRAWALLA PRABHASH KUMAR	TIBREWAL ABHISHEK
AJITH P P	DEVESHWAR Y C
AJITH USHA	DEVESHWAR Y C
AMIN ARVIND KUMAR	DEVESHWAR Y C
APPARAO V CH	CHOWDHURY SANJOY
B SRIRAMULU	GHANTI SWARUP
BABU M KRISHNA	DEVESHWAR Y C
BABURAO A	ROY AMIT
BAGARIA UMA	SARAF RAJENDRA KUMAR
BAGRI INDRA KUMAR	DAS S K
BAHETI SARITA	GHOSE D
BAI S MEERA	DEVESHWAR Y C
BANERJEE ANINDYA	BANERJEE BHARATI
BANERJEE BOBY	BANERJEE ASOKE KUMAR
BANERJEE RANJAN	BANERJEE AJIT
BANERJEE SHYAMALASRI	AUDDY JAYASHREE
BANSAL INDRA CHAND	SOMANI PRAVEEN
BANSAL PRAMOD	SOMANI PRAVEEN
BARMECHA REBA	MUKHERJEE RAHUL
BASAK KALPANA	BASAK SUJAY
BASAK KALPANA	BASAK SUJAY
BASU SAKTI PADA	BASU MOUSUMI
BHALOTIA OM PRAKASH	BANERJEE PRANOTI
BHATTACHARJEE ARINDAM	BHATTACHARJEE JHARNA
BHATTACHARJEE JAYANTI	BHATTACHARJEE PRASANTA
BHATTACHARJEE MAYA	BHATTACHARJEE JHARNA
BHATTER HARDAYAL	DAMMANI JANKI BALLABH
BHAUMIK SAKTIPRASAD	DEVESHWAR Y C
BHAYANI PRAVINA DEVI	DEVESHWAR Y C
BHOTIKA BAL KISHAN	KAPOOR SUJIT
BHOWMICK RANENDRA KUMAR	SARAF SANTOSH KUMAR
BHOWMIK ANJALI	BHAUMIK PRAN BALLAV

LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
BHURA ABDULLA	DEVESHWAR Y C
BILLIMORIA ARDESHIR PHIROZSHAW	PAUL TAPAS
BILLIMORIA BURZIN ARDESHIR	ROY DIPANKAR
BILLIMORIA PHIROZA	DEVESHWAR Y C
BILLIMORIA ZARIN ARDESHIR	DEVESHWAR Y C
BISWAS GOURI	MAJUMDAR ASOK KUMAR
BISWAS GOURI	MAJUMDAR ARATI
CH PEDA RAMULU	DASGUPTA SAJAL
CH RAMACHANDRA RAO	PATRA RUPAM
CHANDAN REDNAM NAGA	SINGH SUNIL
CHANDWAR VIMAL KUMAR	VAIDYANATH K
CHARY M SOMESWARA	BHATTACHARYA ABHIJIT
CHARY P MOHANA	SHOW DINESH
CHATTERJEE ARUN KUMAR	CHAKRABORTY GANESH
CHATTERJEE CHITRITA	CHAKRABORTY DIPAK
CHATTERJEE KAWNA	CHAKRABORTY GANESH
CHATTERJEE SIPRA	CHATTERJEE TAMAL
CHATTERJEE SUBIR	CHATTERJEE SANTA
CHATTERJEE SUKANYA	CHATTERJEE SUBHASH
CHAUDHURI DAHLIA	DASGUPTA SAMIR KUMAR
CHAUDHURI NAMITA	CHAUDHURI SUPRATIK
CHOWDHUREE DEEPAK KANTI	DUTT MRITYUNJAY
CHOWDHURY JANAK RANJAN KUNDU	NANDY GAUTAM
CHOWDHURY MILI	SARAF SANTOSH KUMAR
CHOWDHURY SHYAMAL ROY	CHOWDHURY TANMOY ROY
DAGA DAMODAR DAS	KAJARIA ARCHITA
DAGA MAMTA	DEVESHWAR Y C
DAGA VIVEK KUMAR	DEVESHWAR Y C
DAMANI PUSHPA	DAMMANI KESHAV KUMAR
DAMANI VIKRAM	MAHESHWARI SHIV KUMAR
DAS ACHYUTANANDA	DEVESHWAR Y C
DAS NILA	DAS ANANDA SHANKAR
DAS PRASANTA KUMAR	ADHIKARY KAMALESH
DAS PRASANTA KUMAR	DAS ANIRBAN
DAS PRASANTA KUMAR	DAS ANIRBAN
DAS RAM PRASAD	DAS ANIRBAN
DAS SUNIL KUMAR	DAS SIPRA
DBV RANGA RAJU	MITRA PRADIP
DEVI NIRMALA	DEVESHWAR Y C
DEY SUBARNA	DEY BISWAJIT
DHOBALE PRADEEP	DEVESHWAR Y C
DOKANIA SANGITA	PATHAK RAUSHAN
DUTT KANAK LATA	DUTTA PROBIR KUMAR
DUTTA TRIBENI	DUTTA DILIP KUMAR
G RAVI BABU	CHAKRABORTY ARNAB
GAMINI SATYANARAYANA	DEVESHWAR Y C
GANDHI ABHAY	SOMANI PRAVEEN
GANGULI GARGEE	GANGULI ASHISH KUMAR
GARG MANOJ KUMAR	DEVESHWAR Y C
GHOSE ARINDAM	GHOSE MADHORI
GHOSE BRATIN	GHOSH SAURAV
GHOSH MANOJ KUMAR	GHOSH SHOVAN
GHOSH MOUSUMI	GHOSH SUMANA
GOENKA ANJU	GOENKA SUBHASH CH

LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
GOPAL GOPAL HARLALKA	DEVESHWAR Y C
GOYAL ARCHANA	GOYAL VASU
GOYAL KAMAL KUMAR	GOYAL VASU
GOYAL KAMALA DEVI	GOYAL VASU
GOYAL MUKESH	GOYAL VASU
GRANT KURUSH NOSHIR	DEVESHWAR Y C
GUHA ANJANA	GUHA PANKAJ KUMAR
GUPTA ANCHAL	DEVESHWAR Y C
GUPTA BISHNU KUMAR	KARNAWAT SUSMITA
GUPTA RAKESH	DEVESHWAR Y C
GUPTA RAM DAS	DEVESHWAR Y C
GUPTA SURESH KUMAR	SARAF BIMLA DEVI
HAIDER IMRAN	JOSHI RAHUL
HAIDER SIPRA	GUPTA GARIMA
HALDER SUKLA	HALDER BITUL BIHARI
HOSSAIN ANOWAR	ROUSAN SK
J SAIBABA B	DEY TAPAS
JACOB A V	VAIDYANATH K
JACOB ANU	DEVESHWAR Y C
JAGDISH MANDAL	KHETO MANOJ
JAIN ASHOK KR	DEVESHWAR Y C
JAIN ASHOK KUMAR	DEVESHWAR Y C
JAIN HUKAM CHAND	DEVESHWAR Y C
JAIN MANJU SHREE	JAIN SHANTI SWAROOP
JAIN SUNITA	SOMANI PRAVEEN
JALAN RITA	JALAN ARJIT
JAYABAL J SEKAR	CHATTERJEE B B
JHUNJHUNWALA KISHAN LAL	DEVESHWAR Y C
JHUNJHUNWALA RAMA DEVI	DEVESHWAR Y C
JHUNJHUNWALA SHANKAR LAL	DEVESHWAR Y C
JOHN D	DAWN SHYAMAL
K KRISHNA	HELA RAJA
K MOHAN RAO	KARMAKAR AVIJIT
K SRINIVASA GURIKAR	SINGH ANUP
K VARGHESE A	DEVESHWAR Y C
KALSOTRA KRISHNAKANT	DEVESHWAR Y C
KAMDAR MALTI	DEVESHWAR Y C
KAMDAR RAJNIKANT NATHALAL	DEVESHWAR Y C
KAMESWARI A R	GUHA SAJAL
KARNAWAT INDAR CHAND	KARNAWAT PRAVEENA
KATARIA PREM S	SINGH ANUP
KAUL RAJIVE	DEVESHWAR Y C
KAUNDINYA A S	BHATTACHARYA INDRAJIT
KHADER MD ABDUL	ROY PRATIK
KHAITAN SHARAD KUMAR	PODDAR AKHIL
KILLA BIMLA	DEVESHWAR Y C
KISHORE K N V	GHOSH ARUP
KOTHARI BRIJ NARAYAN	MAHESHWARI SHIV KUMAR
KOTHARI NAVNEET KUMAR	KOTHARI S
KOTHARI PUSPA	KOTHARI SANTOSH KUMAR
KOTHARI RAM CHANDRA	KOTHARI SHIVA KARAN
KOTHARI SHARDA DEVI	KOTHARI S K
KOTHARI SHYAMA SHANKER	KOTHARI S
KOTHARI VEENA DEVI	KOTHARI S K

LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
KRISHNA S GOPAL	VAIDYANATH K
KRISHNA S MURALI	GHORUI SUNNY
KRISHNAVATARAM BARATAM	SINGH ANUP
KUMAR B RAMESH	BISWAS SATYANARAYAN
KUMAR C RAJA	DEVESHWAR Y C
KUMAR DINESH	DEVESHWAR Y C
KUMAR K ARUN	DEBNATH SOUMIK
KUMAR K ARUN	FARUK SK
KUMAR MAYA RANI	KUMAR RATHINDRANATH
KUNDU ANUVA	KUNDU SAJAL KUMAR
KUNDU RUMKI	KUNDU ASHIM KUMAR
LAKSHMI TANGUDU	DEVESHWAR Y C
LAKSHMINARAYANA S	DEVESHWAR Y C
LAL MOTI	DEVESHWAR Y C
LAW ANJALI	LAW SAUGATA
LOHIA PAWAN KUMAR	LOHIA AYUSH
M NAGESWARA RAO	SAGAR S K
M RAMBABU	BISWAS SANKAR
MADHUMALA R	DEVESHWAR Y C
MAGATAPALLI VENKATA RAMANA MURTHY	DEVESHWAR Y C
MAHABAT AZIZ FURDOON	DEVESHWAR Y C
MAHABAT TUBA A	DEVESHWAR Y C
MAHINDRAKAR MADHUKAR H	DEVESHWAR Y C
MAITY GOUTAM	MAITY UTTAM
MANDAL NANDAKUMAR	GHANTI MIGHEEN
MANEKIA SULTANALI FAZUL	DEVESHWAR Y C
MANGAYARKARASI C	DEVESHWAR Y C
MATHUR BEENA	DEVESHWAR Y C
MATHUR YOGESH BAHADUR	DEVESHWAR Y C
MATHUR YOGESH BAHADUR	DEVESHWAR Y C
MEHTA VINA	ANSARI A
MISHRA SHAILESH KUMAR	KEJRIWAL MANOJ KUMAR
MITRA PRODYOT KUMAR	MITRA ANANYA
MOHAN A L N KRISHNA	DEVESHWAR Y C
MOHAN A L N KRISHNA	DEVESHWAR Y C
MOHANTY SAROJ KUMAR	SAHA DIPANKAR
MOHUNTA SHARDA	RATHI SHAKUNTALA DEVI
MUKHERJEE PRIYANKA	MUKHERJEE SIBAJI
MUKHERJEE BISHWANATH	DEVESHWAR Y C
MUKHERJEE CHANDRIMA	MUKHERJEE RATHINDRA NATH
MUKHERJEE DEBI	MUKHERJEE ANIRUDDHA
MUKHERJEE DEEPANJAN	MUKHERJEE DIBYENDU
MUKHERJEE MILON	MUKHERJEE BIMAL KUMAR
MULLA DARAIUS KAIKHUSHROO	DEVESHWAR Y C
MULLA FRENY DARAIUS	DEVESHWAR Y C
MULLICK MIRA	DUTTA ANIRBAN
MURALI K	BOSE BIRAJ
MURALIDARAN C	DEVESHWAR Y C
MURARKA RESHMI	MURARKA NARESH KUMAR
MURTHY BARATAM BALA KRISHNA	DEVESHWAR Y C
MURTHY P S R V S S N	DUTTA SANTANU
MURTY BARATAM VENKATA RAMANA	DEVESHWAR Y C
MUTHAIAH P	ROY DULAL
MUTHIAH N	DEVESHWAR Y C

LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
NAGAIAH CHAVALI	SHOW SANTOSH
NANDAKUMAR RADHIKA	DEVESHWAR Y C
NANDI PUSPA RANI	SANYAL SUSHMITA
NANDY PIYALI	NANDY SAILENDRA KR
NANDY PUSHPA RANI	ROUTH SANKAR
NATH MANI	NATH DILIP KUMAR
P GOPAIAH	BOSE GOUTAM
P MADHUSUDHANA REDDY	MITRA KRITTICK
P SHOWRAIAH	MULLICK ANUP
PAKEERU BARATAM CHANDRA SEKHARA	SINGH ANUP
PANDA LEENA	PANDA ABHIJIT
PANI K SARANGA	DEVESHWAR Y C
PAREKH SMITA R	PAREKH RAJENDRA
PARUA ABHARANI	PARUA ANIL RATAN
PARVATEESAM B	DEVESHWAR Y C
PARVATEESAM BODAPATI	ROY SUBHENDU
PATEL DHAWAL RAMESH CHANDRA	DEVESHWAR Y C
PATEL RAMANBHAI KUBERBHAI	DEVESHWAR Y C
PERUMALLU V L	DAS SUJIT
PERWEEN SHAMA	NASIRUDDIN MD
PODDER MAYA	PODDER MANO RANJAN
PRAKASH P	DEVESHWAR Y C
PRASAD G S S SYAM	BHATTACHARJEE DEBABRATA
PRASAD JAYANADAN	DAS BABAI
PRASAD N V V	DEVESHWAR Y C
PRASAD Y V	SINGH RAHUL
PREMY MUKESHKUMAR	DEVESHWAR Y C
PUNNAIAH Y	HALDAR ABHISHEK
PUNNAIAH Y	CHATTERJEE ARNAB
R BACHULAL	SAHA AJIT RANJAN
R BALASWAMY	CHAKRABORTY SOMNATH
R VENKATESWARA RAO	BALMIKI SUMAN
RAISURANA BHUPEN CHANDRA	RAISURANA DEBASISH
RAJENDER RABBI	MONDAL TAPAS
RAJESWARI R	NANDAN DILIP
RAJU A APPALA	CHAKRABORTY ASHOK
RAJU A APPALA	MAITY MANTA
RAJU A APPALA	DAS SADHIN
RAM GOBIND	DEVESHWAR Y C
RAM GOBIND	DEVESHWAR Y C
RAMALAKSHMI K	SAHA SAMRAT
RAMALAKSHMI KOLLI VENKATA	DAS AMARENDRA NATH
RAMAPRASAD REDNAM SIVA	BARIK BHIM
RAMARAO SADHINANI VENKATA	DAS MIDUL
RAMBABU B	SEN ASHOK
RAMULU G V	CHOWDHURY SANJAY
RANGANATH R	SINGH ANUP
RAO A NAGESWARA	DEVESHWAR Y C
RAO A SATYANARAYANA	GUHA UJJAL
RAO A VISWESWARA	DAS SUCHANDER
RAO B NAGESWARA	GHOSH PRASUN
RAO B PRAKASA	SAHA RAHUL
RAO B SUBRAHMANYESWARA	DEVESHWAR Y C
RAO DIGAVALLI RAJESWA	SEN JAYANTA

LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
RAO G GANGADHARA	GUIN DEBASISH
RAO GAMIDI RAMA	DAS BAPI
RAO J BABU	SAHA DEBASISH
RAO K DHANANJAYA	GUPTA RAJU
RAO K SESHAGIRI	SHOW AVAJIT
RAO K V CHIRANJEEVI	CHATTERJEE B B
RAO K V M MOHANA	VAIDYANATH K
RAO K V RAMA	SINGH ANUP
RAO K V RAMANA	CHATTERJEE B B
RAO K V S PRAKASA	VAIDYANATH K
RAO K V SESHAGIRI	SINGH ANUP
RAO K V SUDHAKAR	VAIDYANATH K
RAO K VENKATESWAR	MAHAPATRA GOUTAM
RAO L PRABHAKARA	GUPTA SUSANTA DUTTA
RAO N R NARAYANA	DEVESHWAR Y C
RAO R V KRISHNA	SINGH RAJESH
RAO REDDI APPA	DAS RANJIT
RAO S ACHYUTHA	CHAKRABORTY ARIJIT
RAO SARVA SRINIVASA	AKHTAR JONI
RAO T MOHAN	GHOSH SOMDEEP
RAO V NARASIMHA	DAS BISWAJIT
RAO VISSAPRAGADA SITHA RAMA	DAS SUBHASISH
RAO Y SANYASI	DAS CHANCHAL
RAO Y SANYASI	MITRA SUMIT
RATHI GITA DEVI	RATHI VEENA
RATHI KANAHAYA LAL	SOMANI PRAVEEN
RATHI MAGAN LAL	RATHI RAJENDRA
RATHI MAGAN LAL	RATHI RAVI
RATHI SUMAN	RATHI TARUN
RATHY NATHMAL	RATHI GAURAV
RAY JAYASRI	RAY TARUN CHANDRA
RAY SALIL PRASAD	PYNE SAHADEB
REDDY B RAMASWAMI	SINGH ABHIJIT
REDDY M LOKANATHA	CHAKRABORTY SANKAR
REDDY N YADAGIRI	ROY BAPI
REDIJ SHREERAM VISHWANATH	VAIDYANATH K
ROY ABHIJIT KUMAR	ROY GOBINDO
ROY SAMIR KUMAR	ROY CHABI
RUNGTA MANJU	AGARWAL SAURAV
RUNGTA SURENDRA KUMAR	JINDAL SUHIT KUMAR
RUPANI HAIDERALI HASANALI	DEVESHWAR Y C
RUPAÑI NILOFER HAIDERALI	DEVESHWAR Y C
S AJAY KUMAR	ADHIKARI BAPPA
S KONDALA RAO	PURAHIT RAJU
S SRIHARI	SEAL SUJIT
S SUBBA RAO	DAS BIJOY
S SUDARSHANA RAO	DUTTA RAJIV
SADHINANI VENKATARAMARAO	DEVESHWAR Y C
SAHA ANITA	DAS RINKU
SAHA JAYA	SAHA JAYASISH
SAHA SAMIR KUMAR	SAHA PRAN GOPAL
SAHA SANTI	SAHA ABHIJIT
SAHA SOUMONETRA	SAHA SOMREETA
SAHEB D	SINGH AMIT

LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
SAKHUJA ANIL	DEVESHWAR Y C
SAMANTA BISWANATH	KUMAR JAY
SAMMETA KASI VISWESWARA RAO	BARIK SOMNATH
SARADHI CHIMALAKONDA PARTHA	CHAUDHURY NARESH
SARDA KAMAL KISHORE	KARNANI GIRIWAR KUMAR
SARDA SAVITA	DAGA DIPAK KUMAR
SARKAR MAMATA	SARKAR GOUTAM
SARKER SANDHYA	SARKAR ANUP KUMAR
SARMA JOSYULA JAGANNADHA	BISWAS PULAK
SATYANARAYANA GAMINI	DEVESHWAR Y C
SATYANARAYANA M	DEVESHWAR Y C
SEAL KASHI NATH	AUDDY SOURYA SHANKAR
SEAL KASHI NATH	BANERJEE JAY
SEAL SAMUDRA BALA	SEAL DIBYENDU LALL
SEETARAMAIAH S	BANERJEE RAHUL
SEN BANDANA	SEN SINCHAN
SEN PUROBI	SEN D K
SETHI PADMA RANI	DEVESHWAR Y C
SETHI PADMA RANI	DEVESHWAR Y C
SETHI SANJAY KUMAR	DEVESHWAR Y C
SETHI SANJAY KUMAR	DEVESHWAR Y C
SHAH DHARMESH KUMAR	SHAH VIJAY KUAMR
SHAH DILIPKUMAR AMRITLAL	MANDAL AJIT
SHAH DIPAK P	BANSAL KARAN
SHAH DIPESH DILIPKUMAR	MALLICK RAJA
SHAH LAKSHMAN	MIHARIA ANUP
SHAH LAKSHMAN	PODDAR GOURAV
SHANMUGAM KRIPANAND J	DEVESHWAR Y C
SHARMA BAIJ NATH	DEVESHWAR Y C
SHARMA MANIK CHAND	SINGH BINOD
SHARMA SAWAR MAL	SAHA SOUMENDRA NATH
SHOME JHARNA	SHOME RUBY
SHOWRAIAH PILLI	BISWAS VICTOR
SINGH SHANTI DEVI	SINGH AJOY KUMAR
SINGH SHREE PRAKASH	DEVESHWAR Y C
SINGH SHYAM	ACHARYA ASHIM
SINHA JAYANTI	SINHA P K
SONI RITU	MOHTA KRISHAN KUMAR
SONPAL INDUMATI	SONPAL SONALI
SRINATH G	DEVESHWAR Y C
SRINIVAS GOTTUPULLA	SHAIK MINTU
SRINIVAS K DURGA	MONDAL DILIP
SRINIVAS P SAI	DEVESHWAR Y C
SRINIVAS REDNAM DURGA	DAS MALAY
SUBRAHMANYAM REGADAMILLI	ROY PRADIP
SULTANIA KISHANLAL	DEY ASHOK
SULTANIA KISHANLAL	DEVESHWAR Y C
SUNDAR LATHA	GHOSH KABERI
SURANA KABITA RAI	JAIN SWETA
SURANA NAMITA RAI	RAISURANA SHILPA
SUREKA JAGDISH KUMAR	LOHIA AYUSH
SURYANARAYANA PANDIRI	HALDER ABHISHEKH
SURYANARAYANA PODAPATI	DEY JOYDEEP
SURYANARAYANA S	BASAK PIKLU

LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
SWARNA S	CHAKRABORTY BISWANATH
T MOHAN RAO	SAHA RANJIT
T RAMAKRISHNA	KAR TARUN
TARANI N	GHOSH BISWADEV
THOMAS MARY ANN	DEVESHWAR Y C
THOMAS NEENA	DEVESHWAR Y C
THOMAS A V	DEVESHWAR Y C
U RAJU	MALLICK ANUPAM
V PRASAD Y	GUPTA MANISH
V RAMANA RAO V	JHA BIPIN
V SUBBA RAO T	DEVESHWAR Y C
VANITHA K	VAIDYANATH K
VARGHESE MARY	SINGH ANUP
VARMA BHARATKUMAR BABULAL	DEVESHWAR Y C
VARMA RAJAN	BHATIA DEEPAK
VELU S KUMAR	DEVESHWAR Y C
VENKATARAMANA KOTHA	DEVESHWAR Y C
VERMA CHANDRA PRAKASH	VERMA ALOK
VINODHAN C	DEVESHWAR Y C
Y VENKATESWARA RAO	GHOSH MONATOSH
ABERDEEN ASSET MANAGERS LIMITED A/C ABERDEEN INTERNATIONAL INDIA OPPORTUNITIES FUND (MAURITIUS) LIMITED	SINGH VINOD
ABERDEEN ASSET MANAGERS LIMITED A/C NEW INDIA INVESTMENT COMPANY (MAURITIUS) LIMITED	BANERJEE A
AXA ROSENBERG MANAGEMENT IRELAND LIMITED RE AXA ROSENBERG GLOBAL EMERGING MARKETS EQUITY ALPHA FUND	SINGH SESHNATH
BARCLAYS GLO INVE NAT ASS (BGI) ON BEHALF OF VAR BGI-MAN FU OR PORRTFOLIOS ESTAB OUTSIDE OF INDIA A\C MSCI EQUITY INDEX FUND B - INDIA	SENGUPTA BARUN
BARCLAYS GLO INV NAT ASS (BGI) ON BEHALF OF VAR BGI-MAN FU OR PORT EAS OUTSIDE OF INDIA A\C EMERGING MARK SUDAN FREE EQUITY INDEX FUND	SENGUPTA BARUN
CAPITAL INTERNATIONAL EMERGING MARKETS FUND	DASGUPTA S
CAPITAL INTERNATIONAL INC A/C CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX EXEMPT TRUSTS	DUTTA A

LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
CAPITAL INTERNATIONAL INC A/C CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND	CHAKRABORTY SOUMITRA
CAPITAL INTERNATIONAL INC A/C CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND	CHAKRABORTY SOUMITRA
CHARLES SCHWAB INVESTMENT MANAGEMENT INC A/C SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND	CHATTERJEE BASAB
COMGEST GROWTH PLC A/C COMGEST GROWTH EMERGING MARKETS	SINGH VINOD
COMGEST SA A/C MAGELLAN	CHAKRABORTY SOUMITRA
COMGEST GROWTH PLC A/C COMGEST GROWTH INDIA	SINGH VINOD
COMGEST GROWTH PLC A/C COMGEST GROWTH ASIA EX-JAPAN	SINGH SESHNATH
EATON VANCE TAX-MANAGED EMERGING MARKETS FUND	SINGH KAMLESH
EQ ADVISORS TRUST - EQ/VAN KAMPEN EMERGING MARKETS EQUITY PORTFOLIO	DEVESHWAR Y C
EMERGING MARKETS GROWTH FUND INC	DASGUPTA S
FIDELITY INDIA FUND	DEVESHWAR Y C
FIDELITY MANAGEMENT AND RESEARCH COMPANY A/C FIDELITY INVESTMENT TRUST - FIDELITY EMERGINGMARKETS FUND	DUTTA A
FRANKLIN TEMPLETON INVESTMENT FUNDS	DUTTA A
F AND C EMERGING MARKETS LIMITED A/C F AND C INDIA LIMITED	BANERJEE A
FORTIS BANQUE LUXEMBOURG SA A/C FORTIS L FUND	SINGH VINOD
FIL TRUSTEE COMPANY PRIVATE LIMITED A/C FIDELITY EQUITY FUND	DEVESHWAR Y C
FIL TRUSTEE COMPANY PRIVATE LIMITED A/C FIDELITY INDIA GROWTH FUND	DEVESHWAR Y C

a

LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
FIL TRUSTEE COMPANY PRIVATE LIMITED A/C FIDELITY INDIA SPECIAL SITUATIONS FUND	DEVESHWAR Y C
FIL TRUSTEE COMPANY PRIVATE LIMITED A/C FIDELITY TAX ADVANTAGE FUND	DEVESHWAR Y C
FIRST INVESTORS MANAGEMENT COM INC A/C FIRST INVESTORS LIFE SERIES INTERNATIONAL FUND (ASERIES OF FIRST INVESTORS LIFE SERIES FUNDS)	ROY C R
GOLDMAN SACHS TRUST GOLDMAN SACHS BRIC FUND	DEVESHWAR Y C
GOLDMAN SACHS TRUST GOLDMAN SACHS ASIA EQUITY FUND	DEVESHWAR Y C
GOLDMAN SACHS TRUST GOLDMAN SACHS EMERGING MARKETS EQUITY FUND	DEVESHWAR Y C
GREENWICH ADVISORS INDIA SELECT FUND	DEVESHWAR Y C
JOHN HANCOCK TRUST A/C JOHN HANCOCK TRUST DISCIPLINED DIVERSIFICATION TRUST	CHATTERJEE BASAB
JP MORGAN CHASE RETIREMENT PLAN	DEVESHWAR Y C
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/C NYNEX CORPORATION MASTER PENSION TRUST	DUTTA A
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/C MORGAN STANLEY SICAV EMERGING MARKETS EQUITYFUND	CHAUBEY S K
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/C MORGAN STANLEY EMERGING MARKETS FUND INC	DASGUPTA S
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/C MORGAN STANLEY INSTITUTIONAL FUND INC EMERGING MARKETS PORTFOLIO	DASGUPTA S
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/C MORGAN STANLEY INVESTMENT MANAGEMENT EMERGING MARKETS TRUST	DASGUPTA S

LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/C MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND	DEVESHWAR Y C
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/C MORGAN STANLEY INDIA INVESTMENT FUND INC	DEVESHWAR Y C
MORGAN STANLEY INVESTMENT MANAGEMENT INC - THE UNIVERSAL INSTITUTIONAL FUNDS INC EMERGING MARKETS EQUITY PORTFOLIO	DEVESHWAR Y C
MORGAN STANLEY MUTUAL FUND A/C MORGAN STANLEYGROWTH FUND	DEVESHWAR Y C
MORGAN STANLEY MUTUAL FUND A/C MORGAN STANLEY A C E FUND	DEVESHWAR Y C
MERCHANT INVESTORS ASSURANCE COMPANY LTD	BANERJEE A
NEWTON INVESTMENT MANAGEMENT LIMITED A/C BNYMELLON INVESTMENT FUNDS NEWTON OVERSEAS EQUITY FUND	CHAKRABORTY SOUMITRA
NORGES BANK A/C GOVERNMENT PETROLEUM FUND	DEVESHWAR Y C
NOMURA ASSET MANAGEMENT SINGAPORE LTD A/C ASTRO TRUST SERIES - TRICERATOPS FUND	SINGH SESHNATH
NOMURA ASSET MANAGEMENT SINGAPORE LIMITED A/C NOMURA FUNDS IRELAND PLC-GLOBAL EMERGING MARKETS FUND	DUTTA A
NEW YORK STATE COMMON RETIREMENT FUND	DEVESHWAR Y C
OPPENHEIMER FUNDS INC A/C OPPENHEIMER DEVELOPING MARKETS FUND	SINGH KAMLESH
OPPENHEIMER FUNDS INC A/C BARING OPPENHEIMERFUNDS PLC-BARING DEVELOPING MARKETS FUND	MAITY SUSHIL
PCA INVESTMENT TRUST MANAGEMENT CO LTD A/C PCA INDIA EQUITY MOTHER FUND I-1	ROY C R

e

LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LTD A/C SCHRODER EMERGING MARKETS FUND	CHAUBEY S K
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC A/C SCHRODER PACIFIC EMERGING MARKETS FUND	CHAUBEY S K
SCHRODER INTERNATIONAL SELECTION FUND (SICAV) A/C SCHRODER INTERNATIONAL SELECTION FUND EMERGING MARKETS	MAITY SUSHIL
SCHRODER INTERNATIONAL SELECTION FUND (SICAV) A/C SCHRODER INTERNATIONAL SELECTION FUND BRIC (BRAZIL, RUSSIA, INDIA, CHINA)	DAS NEMAI
SCHRODER INVESTMENT MANAGEMENT (GUERNSEY) LIMITED A/C SCHRODER INSTITUTIONAL DEVELOPING MARKETS FUND	CHATTERJEE BASAB
SCHRODER GLOBAL EMERGING MARKETS FUND	DEVESHWAR Y C
STATE BOSTON RETIREMENT SYSTEM A/C STATE BOSTON RETIREMENT SYSTEM MANAGED BY VONTOBEL ASSET MANAGEMENT INC	SINGH SESHNATH
STATE STREET GESTION SA A/C STATE STREET ACTIVE ASIE	SINGH KAMLESH
STATE STREET GESTION SA A/C STATE STREET EMERGING MARKETS	SINGH KAMLESH
STATE STREET GESTION SA A/C AGF MARCHES EMERGENTS	SINGH VINOD
SEI INSTITUTIONAL INTERNATIONAL TRUST EMERGING MARKETS EQUITY FUND MANAGED BY ALLIANCE CAPITAL MANAGEMENT L P	MAITY SUSHIL
SEI INSTITUTIONAL INVESTMENTS TRUST WORLD EQUITY EX-US FUND MANAGED BY AXA ROSENBERG INVESTMENT MANAGEMENT LLC	ROY C R
TD ASSET MANAGEMENT INC A/C TD EMERGING MARKETS FUND	SINGH KAMLESH

LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
THE MASTER TRUST BANK OF JAPAN LTD A/C THE MASTER TRUST BANK OF JAPAN LTD AS TRUSTEE OFPENSION FUND ASSOCIATION MTBC400035147	DAS NEMAI
THE MASTER TRUST BANK OF JAPAN LTD A/C THEMASTER TRUST BANK OF JAPAN LTD AS TRUSTEE OF JPM BRICS5 MOTHER FUND	DAS NEMAI
THE MASTER TRUST BANK OF JAPAN LTD AS TRUSTEE OF SCHRODER GLOBAL EMERGING EQUITY MOTHER FUND	DAS NEMAI
THE MASTER TRUST BANK OF JAPAN LTD A/C THE MASTER TRUST BANK OF JAPAN LTD AS TRUSTEE OF SCHRODER WORLD EMERGING MOTHER FUND	DAS NEMAI
THE MASTER TRUST BANK OF JAPAN LTD A/C THE MASTER TRUST BANK OF JAPAN LTD AS TRUSTEE OF SCHRODER BRICS EQUITY MOTHER FUND	SINGH SESHNATH
THE MONETARY AUTHORITY OF SINGAPORE A/C MAS SUB ACCOUNT MANAGED BY NOMURA ASSET MANAGEMENT SINGAPORE LIMITED	ROY C R
THE MONETARY AUTHORITY OF SINGAPORE A/C MAS SUB ACCOUNT MANAGED BY ALLIANCE BERSTEIN (SINGAPORE) LTD	ROY C R
THE BOEING COMPANY EMPLOYEE RETIREMENT PLANSMASTER TRUST	DEVESHWAR Y C
VANGUARD INVESTMENTS AUSTRALIA LIMITED A/C VANGUARD EMERGING MARKETS SHARES INDEX FUND	BANERJEE A
VONTOBEL FUNDS INC A/C PENN SERIES INTERNATIONAL EQUITY FUND	MAITY SUSHIL
VAN KAMPEN ASSET MANAGEMENT A/C VAN KAMPEN SERIES FUND INC - VAN KAMPEN EMERGING MARKETSFUND	MAITY SUSHIL
VANGUARD EMERGING MARKETS STOCK INDEX FUND ASERIES OF VANGUARD INVESTMENT SERIES PLC	DEVESHWAR Y C

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LIST OF PROXIES WHO ATTENDED THE 98TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 24TH JULY, 2009.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND	DEVESHWAR Y C
WASHINGTON STATE INVESTMENT BOARD MANAGED BYARTIO GLOBAL MANAGEMENT LLC	DEVESHWAR Y C